Exhibit 16

January 6, 2026

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

We have read the statements under Item 4.01 of the Current Report on Form 8-K of Magellan Copper & Gold Corp. to be filed with the Securities and Exchange Commission on or about January 6, 2026. We agree with all statements pertaining to us. We have no basis on which to agree or disagree with the other statements contained therein.

MaloneBailey, LLP

www.malonebailey.com

Houston, Texas